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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Canadian Solar Inc.
(Name of Issuer)
Common Shares, no par value
(Title of Class of Securities)
136635109
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	136635109

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
The HSBC Asian Venture Fund 2 Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	5	SOLE VOTING POWER:

NUMBER OF		2,660,288 (HSBC HAV2 (III) Limited may also be deemed to have sole voting power with respect to these shares)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,660,288

WITH:	8	SHARED DISPOSITIVE POWER:

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,660,288

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

9.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	136635109

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
HSBC HAV2 (III) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Barbados

	5	SOLE VOTING POWER:

NUMBER OF		2,660,288 (The HSBC Asian Ventures Fund 2 Limited may also be deemed to have sole voting power with respect to these shares)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,660,288

WITH:	8	SHARED DISPOSITIVE POWER:

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,660,288

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

9.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

ITEM 1(A)	NAME OF ISSUER:

Canadian Solar Inc.

ITEM 1(B)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

Building A6, Suzhou New & Hi-Tech District, Expat Processing Zone, Jiangsu 215151 P.R. China

ITEM 2(A)	NAME OF PERSON FILING:

The HSBC Asian Ventures Fund 2 Limited (“HAV2”)

HSBC HAV2 (III) Limited (“HSBC HAV2 (III)”)

ITEM 2(B)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

HSBC Financial Services (Cayman) Ltd 2/F Strathvale House North Church Street Grand Cayman, Cayman Islands British West Indies

RBTT Trust Corporation CGI Tower Warrens St. Michael, Barbados

ITEM 2(C)	CITIZENSHIP:

HAV2 — Cayman Islands

HSBC HAV2 (III) — Barbados

ITEM 2(D)	TITLE OF CLASS OF SECURITIES:

Common Shares

ITEM 2(E)	CUSIP NUMBER:

136636109

ITEM 3	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

N/A

ITEM 4	OWNERSHIP:
HSBC HAV2 (III) Limited (HAV2 (III), a Barbados company, is a wholly-owned subsidiary of The HSBC Asian Ventures Fund 2 Limited (HAV2). The investment manager of HAV2 is a subsidiary of HSBC Holdings plc, the holding company of The HSBC Group which is listed on The Stock Exchange of Hong Kong Limited, London Stock Exchange plc, New York Stock Exchange and Societe des Bourses Francaises. The registered address for HAV2 (III) is RBTT Trust Corporation, CGI Tower Warrens, St. Michael, Barbados.

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

N/A

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

N/A

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

N/A

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

N/A

ITEM 9	NOTICE OF DISSOLUTION OF GROUP

N/A

ITEM 10	CERTIFICATION

N/A

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The HSBC Asian Ventures Fund 2 Limited

Date: February 14, 2007

Signature:	/s/ Cereita Lawrence

Name/Title: Cereita Lawrence, Director

HSBC HAV 2 (III) Limited

Date: February 14, 2007

Signature:	/s/ Victor Leung

Name/Title: Victor Leung, Director

JOINT FILING AGREEMENT
     We, the signatories of the Amendment No. 2 to the statement on Schedule 13G to which this Agreement is attached, hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

The HSBC Asian Ventures Fund 2 Limited

Date: February 14, 2007

Signature:	/s/ Cereita Lawrence

Name/Title: Cereita Lawrence, Director

HSBC HAV 2 (III) Limited

Date: February 14, 2007

Signature:	/s/ Victor Leung

Name/Title: Victor Leung, Director